SilverCrest’s Initial Gold & Silver Production Imminent

TSX-V: SVL	For Immediate Release

VANCOUVER, BC - July 29, 2010 – SilverCrest Mines Inc. (the “Company”) is pleased to report that gold and silver production at its Santa Elena Mine located in Sonora, Mexico is imminent, with a first metal pour scheduled for early September. Project construction has proceeded as scheduled, and according to budget. Operation activities, such as mining, crushing and pad loading, have been underway for some time and the application of the leach solutions will commence shortly. SilverCrest forecasts that Santa Elena Mine will reach full production rates in the fourth quarter of this year.

The estimated capital cost of SilverCrest’s fully financed Santa Elena project is US$20 Million, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. The Company anticipates that the 2,500 tonne per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year.

Since May, SilverCrest has accomplished the following milestones at Santa Elena Mine:

[ x ]	Three-stage Crusher: fully tested, operating at 75% design capacity
[ x ]	Leach Pad: initial loading underway, with approx. 25,000 tonnes of ore
[ x ]	Coarse Ore Stockpile: approx. 80,000 tonnes of ore mined and hauled for crushing
[ x ]	Barren, Pregnant & Emergency Ponds: fully lined, solutions complete
[ x ]	Power Generators, Major Electrics: installation complete
[ x ]	Merrill Crowe Recovery Unit, On-site Laboratory: near completion
[ x ]	100% Workplace Safety Record: no lost time accidents or incidents with over 190,000 hours worked to date
[ x ]	Production Staff: more than 90% employees hired, surpassed initial goal of hiring 75% locally
[ x ]	Community Relations: positive response & strong support from local stakeholders

SilverCrest’s President, J. Scott Drever, states that, “We are very excited about the forthcoming metal pour at Santa Elena Mine. Going forward, our next major objectives will be achieving full production and commercial production levels. Current gold and silver prices are significantly above those of US$765 and US$11.95, respectively, used in our Prefeasibility Study base case which showed an after-tax, internal rate of return of 70.3% . The robust economics of the project are expected to provide early, free cash flow to implement the Company’s aggressive strategy for corporate growth.”

The Company is assessing the potential for resource and future production expansion, including exploration of additional parallel zones to the Santa Elena Main Zone, and possible development of current underground resources. SilverCrest is also examining potential re-treatment of the heaps with conventional milling, and the feasibility of processing the nearby Cruz de Mayo silver deposit at the Santa Elena facilities. The Company believes that, collectively, these developments could significantly raise annual production rates at the Santa Elena facilities and increase mine life. Further studies are required to demonstrate that SilverCrest’s additional resources are economically viable.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

For further information, please visit www.sedar.com to view the August 11, 2008 “Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico” prepared by Scott Wilson Roscoe Postle Associates Inc. Construction photos are available on the Company’s website at www.silvercrestmines.com.

SilverCrest Mines Inc. (TSX-V: SVL) is an emerging gold and silver producer based in Vancouver, BC. SilverCrest’s substantial portfolio of precious metal deposits and additional quality exploration projects includes properties in Mexico and El Salvador. The Company’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the Sonora State of México. Santa Elena will be a high-grade, epithermal gold and silver producer, which will process 2,500 tonnes per day from a heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
“J. Scott Drever”	Telephone:	(604) 694-1730 ext. 108
	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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